

Mailstop 3233

April 12, 2017

<u>Via E-Mail</u>
Alan J. Dean
Executive Vice President and Chief Financial Officer
CBOE Holdings, Inc.
400 South LaSalle Street
Chicago, IL 60605

  Re: CBOE Holdings, Inc.
     Form 10-K for the fiscal year ended December 31, 2016
     Filed February 21, 2017
     File No. 001-34774

     Form 8-K
     Filed January 3, 2017
     File No. 001-34774

Dear Mr. Dean:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Kristi Marrone

        Kristi Marrone
        Staff Accountant
        Office of Real Estate and
         Commodities